Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of April, 2007

                              CONVERIUM HOLDING AG
                 (Translation of registrant's name into English)

                                 Dammstrasse 19
                                   CH-6301 Zug
                                  Switzerland
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X    Form 40-F
                                 -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No  X
                                   -----    -----

If "Yes" is marked, indicate the file number assigned to the registrant in
connection with Rule 12g3-2(b):  82-   Not Applicable

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News release
Converium Holding Ltd, Zug


Zug, Switzerland - April 17, 2007 - Converium Files Lawsuit Against SCOR S.A. and Patinex AG Alleging Violations of United States Securities Laws.


On April 16, 2007, Converium filed a complaint in the United States District Court for the Southern District of New York against SCOR and Patinex. The complaint alleges that the defendants violated Sections 13(d), 14(d), and 14(e) of the Securities Exchange Act of 1934, as amended, because, among other things,
(i)  SCOR  has  unlawfully  and  unfairly  excluded  Converium's  United  States shareholders, a group which we believe represents approximately 22% of Converium's outstanding shares, from participating in SCOR's unsolicited tender offer, and (ii) defendants failed to make proper disclosures in connection with their purchase and ownership of Converium securities.

Converium is seeking an expedited discovery and briefing schedule so as to permit a hearing on a motion for preliminary injunction prior May 22, 2007, which (unless extended) is currently the last date on which Converium shareholders may tender shares in connection with SCOR's unsolicited tender offer.

Among  other  things,   Converium  is  seeking  an  order  enjoining  SCOR  from
consummating the offer until SCOR and Patinex have complied with their obligations under the Williams Act, including SCOR extending the offer to Converium's United States shareholders and ADS holders.

Enquiries


Beat W. Werder                                  Marco Circelli
Head of Public Relations                        Head of Investor Relations
beat.werder@converium.com                       marco.circelli@converium.com

Phone:     +41 44 639 90 22                     Phone:      +41 44 639 91 31
Fax:       +41 44 639 70 22                     Fax:        +41 44 639 71 31


Dr. Kai-Uwe Schanz Inken Ehrich
Chief Communication & Corporate Development     Investor Relations Specialist
Officer
kai-uwe.schanz@converium.com                    inken.ehrich@converium.com

Phone:     +41 44 639 90 35                     Phone:      +41 44 639 90 94
Fax:       +41 44 639 70 35                     Fax:        +41 44 639 70 94


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About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 500 people in 15 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has an "A-" ("strong") financial strength rating (outlook stable) from Standard & Poor's and a "B++" financial strength rating (outlook positive) from A.M. Best Company.

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Important Disclaimers

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `aims' `should continue', `believes', `anticipates', `estimates' and `intends'. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include our ability to refinance our outstanding indebtedness and increase our use of hybrid capital; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; our ability to expand into emerging markets; our ability to enter into strategic investment partnerships; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; our ability to regain past customers following any rating upgrades and the resolution of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission (including, but not limited to, our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission) and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CONVERIUM HOLDING AG


                                        By: /s/ Inga Beale
                                            --------------
                                            Name:  Inga Beale
                                            Title: CEO


                                        By: /s/ Christian Felderer
                                            ----------------------
                                            Name:  Christian Felderer
                                            Title: General Legal Counsel



Date: April 18, 2007

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